Exhibit 99.1

N E W S   R E L E A S E

Siyata Mobile’s SD7 Handset Added to AT&T FirstNet’s ‘Free Feature Phone for Life’ Promotion

Vancouver, BC – May 13, 2024 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that its SD7 Handset has been added to the ‘Free Feature Phone for Life’ promotion from FirstNet®, Built with AT&T.

Available to new activations or eligible upgrades, the promotion gives eligible customers the ability to choose a FirstNet Ready® free feature phone with either Push-to-Talk, FirstNet Rapid Response or a feature phone plan. The limited time offer began on March 29.

Marc Seelenfreund, CEO of Siyata, commented, “FirstNet has been an early adopter of our SD7 handsets and an important supporter of our efforts to increase distribution of our products. We first launched our SD7 handset for use on FirstNet in 2022 and since that time, first responders have experienced the benefits of our ruggedized devices and the FirstNet network. We are pleased that our devices are being included in this promotion.”

Matt Walsh, assistant vice president, product management and development, FirstNet Program at AT&T, said “FirstNet Ready® devices and modules go through extensive review, so first responders can be confident that the SD7 handset meets our highest standards for reliability, security and performance. The more tools public safety has access to on their network, the more we can help them achieve their mission.”

For additional information about the promotion, please visit https://www.firstnet.com/content/dam/firstnet/white-papers/free-smartphone-for-life-offer.pdf

To learn more about Siyata Mobile and the SD7, go to siyata.net. For more on FirstNet, check out FirstNet.com.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit www.siyata.net and unidencellular.com to learn more.

FirstNet and the FirstNet logo are registered trademarks and service marks of the First Responder Network Authority. All other marks are the property of their respective owners.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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